Exhibit 99.1

St. John's, NL - May 7, 2025

FORTIS INC. RELEASES FIRST QUARTER 2025 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its first quarter results.1

Highlights
•First quarter net earnings of $499 million or $1.00 per common share, up from $459 million or $0.93 per common share in 2024
•Capital expenditures2 of $1.4 billion in the first quarter; $5.2 billion annual capital plan on track
•Regulatory approval received for FortisBC's 2025-2027 rate framework

"We are off to a strong start in 2025," said David Hutchens, President and Chief Executive Officer, Fortis. "Our utilities are executing their capital programs while continuing to actively pursue incremental investment opportunities, particularly at ITC and Tucson Electric Power. As we navigate volatility in the macro environment, we remain committed to delivering affordable and reliable energy to our customers and annual dividend growth of 4-6% through 2029 to our shareholders."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $499 million for the first quarter of 2025, or $1.00 per common share, an increase of $40 million, or $0.07 per common share compared to the first quarter of 2024. The increase was driven by rate base growth across our utilities, and the conclusion of Central Hudson's 2024 general rate application including a shift in quarterly revenue effective July 1, 2024. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted earnings. The increase was partially offset by higher holding company finance costs, a lower margin on wholesale sales in Arizona, as well as the timing of operating costs and the expiration of a regulatory incentive at FortisAlberta. In addition, the change in earnings per share reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

Regulatory Update
In March 2025, the British Columbia Utilities Commission issued a decision on FortisBC's rate framework for 2025 through 2027. The rate framework builds upon the previous multi-year rate plan, and includes a prescribed approach for operating expenses and capital investments, an innovation fund for cleaner energy, and continued earnings sharing mechanisms. The rate framework decision provides the FortisBC utilities with clarity and stability for the next three-year period.

Credit Ratings
In March 2025, Moody's Investor Services, Inc. confirmed the Corporation's Baa3 issuer and senior unsecured debt credit ratings and stable outlook.

In May 2025, DBRS Limited confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Capital expenditures is a financial measure used by Fortis that does not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable with a similar measure presented by other entities. Fortis presents this non-U.S. GAAP measure because management and external stakeholders use it in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26.0 billion five-year capital plan is expected to increase midyear rate base from $39.0 billion in 2024 to $53.0 billion by 2029, translating into a five-year compound annual growth rate of 6.5%.3 Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029.

Planned capital expenditures are based on forecasted energy demand, labour and material costs, and various macro economic factors. The Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year capital plan, the Corporation does not currently expect a material financial impact in 2025.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy; transmission investments associated with tranches 1, 2.1 and 2.2 of the MISO LRTP as well as regional transmission in New York; grid resiliency and climate adaptation investments; renewable gas and liquefied natural gas infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

Fortis has reduced its corporate-wide direct greenhouse gas ("GHG") emissions by 34% from a 2019 base year, and has targets to further reduce such GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability. The Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology.

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions)	2025	2024	Variance
Capital Expenditures
Additions to property, plant and equipment	1,483	1,071	412
Additions to intangible assets	60	42	18
Adjusting items:
Eagle Mountain Pipeline Project[4]	(123)	—	(123)
Wataynikaneyap Transmission Power Project[5]	—	15	(15)
Capital Expenditures	1,420	1,128	292

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2024 revenue of $12 billion and total assets of $75 billion as at March 31, 2025. The Corporation's 9,800 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

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3    The five-year capital plan reflects an assumed U.S. dollar-to-Canadian dollar exchange rate of 1.30. On average, Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease capital expenditures by approximately $600 million over the five-year planning period. The five-year compound annual growth rate is calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.
4    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.
5    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power project. Construction was completed in the second quarter of 2024.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025 through 2029; annual dividend growth guidance through 2029; the nature, timing, benefits and expected costs of certain capital projects; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast rate base and rate base growth through 2029; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; the expectation that foreign trade policy, including the imposition of tariffs, will not have a material financial impact on the Corporation in 2025; the expected nature, timing and benefits of opportunities beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy, transmission investments associated with tranches 1, 2.1 and 2.2 of the MISO LRTP as well as regional transmission in New York, grid resiliency and climate adaptation investments, renewable gas and liquefied natural gas infrastructure in British Columbia, and the acceleration of load growth and cleaner energy infrastructure investments; the 2050 net-zero direct GHG emissions target and interim direct GHG emissions reduction targets; and the potential impact of federal, state and provincial energy policies and other factors, including significant customer and load growth and the development of clean energy technology, on the Corporation's ability to achieve its GHG emissions reduction targets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; and the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast to Discuss First Quarter 2025 Results
A teleconference and webcast will be held on May 7, 2025 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's first quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until June 7, 2025. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 7180288#.

Additional Information
This news release should be read in conjunction with the Corporation's March 31, 2025 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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